SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2005
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 4, 2005
Shaw Communications Inc.
By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW ANNOUNCES REDEMPTION OF US$172.5 MILLION SERIES B 8.50%
CANADIAN ORIGINATED PREFERRED SECURITIES & ADDITIONAL
CREDIT FACILITY
Calgary, Alberta, November 2, 2005 – Shaw Communications Inc. (TSX: SJR.NV.B, NYSE: SJR) announced today that it has given notice of its intention to redeem all of its outstanding Series B US$172.5 million 8.50% Canadian Originated Preferred Securities (“Series B Preferred Securities”), which are listed on the New York Stock Exchange under the symbol SJR PrB. The CUSIP number of the Series B Preferred Securities is 82028K705.
The redemption date will be December 16, 2005. The redemption price of US$25.00 per Series B Preferred Security plus accrued and unpaid interest will be paid on the redemption date.
Shaw believes that the redemption of the Series B Preferred Securities is prudent given the current interest and foreign exchange rate environments. The redemption results in a potential estimated economic benefit in excess of $50 million. This represents the foreign exchange benefit realized on the redemption of the unhedged par value of the Series B Preferred Securities, combined with the present value of the potential carrying charge savings over a ten-year term, net of breakage costs of approximately $16 million. The breakage costs are in respect of a cross currency swap relating to certain Series B Preferred Security distributions.
Questions about the redemption process can be directed to the trustee, Bank of New York, at 1-800-438-5473.
Shaw also announced today that it has a commitment from Toronto Dominion Bank to provide an additional $100 million credit facility. The commitment is in the form of a 364-day extendible revolving loan facility, which is convertible to a one-year non-revolving term loan at the end of the 364-day period. It is anticipated, subject to negotiation of final terms acceptable to both parties, that the facility will close in the second quarter.
This news release is for informational purposes only and is not an offer to buy any securities of Shaw Communications Inc.
This news release contains forward-looking statements, identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend” and “potential”. These statements are based on current conditions and assumptions and are not a guarantee of future events. Actual events could differ materially as a result of changes to Shaw’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Shaw’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone, telecommunication services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges and is a member of the S&P/TSX 60 index (Symbol: TSX-SJR.NV.B, NYSE-SJR).

For further information, please contact:
Steve Wilson
Senior V.P., Chief Financial Officer
Shaw Communications Inc.
403-750-4500